SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If ((yes)) is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Thomson and QUALCOMM Restructure

Technicolor Digital Cinema Joint Venture

Thomson Assumes Sole Ownership of Technicolor Digital Cinema

Paris, France; Burbank and San Diego, CA, August 21, 2003 – In a strategic step to more effectively serve the needs of the emerging digital cinema industry, Thomson (Euronext Paris;: 18453; NYSE: TMS), the worldwide leader in video technologies, products and services and QUALCOMM incorporated (Nasdaq: QCOM) today announced that QUALCOMM has sold its equity interest in Technicolor Digital Cinema (TDC) to Thomson, the parent company of Technicolor, a move that results in sole Thomson ownership of the venture. Financial terms of the sale were not disclosed.

The agreement allows both entities to leverage Technicolor Digital Cinema’s successful systems and service model while enabling each to focus on their respective core businesses – Technicolor in servicing the digital cinema needs of its customers and QUALCOMM in developing and producing innovative digital cinema technology and systems. The transaction is also consistent with Thomson’s commitment to support content owners and network operators globally as they evaluate and embrace digital technologies.

“Many of the objectives of forming the joint venture company in 2000 have been met,” said Gary Garland, Vice President and General Manager of the QUALCOMM Digital Media Division. “With the combination of Technicolor’s service legacy to the entertainment industry and QUALCOMM’s technical expertise in digital cinema enabling technologies, we hoped to move digital cinema forward by providing both systems and services specific to the digital cinema space. We have done that, and we’ve done it exceptionally well.”

As part of the restructuring, Technicolor will acquire exclusive rights to manufacture, sell and service the multi-screen Theatre Management System (TMS) designed by QUALCOMM under the Technicolor Digital Cinema umbrella. In turn, QUALCOMM will continue to develop and market core digital cinema products and technologies, including decoder modules, encoders and conditional access systems (CAS) that are based on its ABSoluteñ compression and decryption technology.

“This is a positive move that provides customers the freedom to independently select a service provider and a technology architecture that best fits their needs,” said Dave Elliott, President of Technicolor Entertainment Services and Chief Executive Officer of Technicolor Digital Cinema. “Our intent has always been to offer the industry options. By restructuring the joint venture, we expand customer choice while at the same time restoring Technicolor’s legacy to serve multiple architectures and enhancing QUALCOMM’s ability to market their advanced digital cinema technologies.”

Technicolor and QUALCOMM will continue to work closely together as QUALCOMM digital cinema technologies and products emerge, including ABSolute image compression technology and advanced security architecture as well as QUALCOMM’s digital cinema decoder modules, encoder systems, and conditional access equipment for the industry. Technicolor Digital Cinema will continue to provide and support these technologies and products, but will also offer other technologies to meet industry demand and requirements.

Since launching in 2000, Technicolor Digital Cinema has evolved to offer the industry’s most comprehensive set of digital cinema services and solutions, including compression, encryption, distribution, storage, and scheduling/playback as well as in-theatre management systems, maintenance and support. Technicolor Digital Cinema has installed and maintained digital cinema delivery technology and equipment through QUALCOMM -designed Auditorium Management Systems in nearly 40 theatres worldwide for first-run showings of digital movies. To date, Technicolor Digital Cinema has processed, packaged, delivered and downloaded 35 motion picture titles for a total of more than 33,000 showings to commercial audiences, including four titles that were released using the world’s first end-to-end encryption approach, provided by QUALCOMM’s technology. Recent encrypted digital cinema releases include Terminator 3: Rise of the Machines, Finding Nemo, Sinbad: Legend of the Seven Seas and Pirates of the Caribbean.

Thomson and Technicolor Digital Cinema will continue to work with content owners toward advancing the digital cinema evolution by developing robust systems, support services and industry standards in anticipation of the widespread adoption of this new medium. QUALCOMM will continue to develop and provide advanced digital cinema technologies and products to meet industry requirements on an open-systems basis to OEM’s, service providers and end-users.

# # #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: http://www.thomson.net/

Technicolor Entertainment Services (TES), part of Thomson’s Content and Networks division, is the number one processor of motion picture film worldwide and a leading provider of creative/post-production, cinema distribution and digital cinema services. With facilities worldwide, TES service lines include:

•	Technicolor Release Print Services processes and prints 16/35/65/70 mm formats, dailies, answer prints, intermediates, and trailers.

•	Technicolor Creative Services provides production, post-production and post post-production services ranging from film and audio restoration and preservation, in both analog and digital formats, to DVD compression and authoring, VOD encoding, to episodic television and commercial advertising completion.

•	Technicolor Cinema Distribution Services provides high-quality distribution and logistics management services for motion picture release prints and advertising collateral through state-of-the-art technologies and an efficient distribution pipeline.

About QUALCOMM

QUALCOMM Incorporated (www.QUALCOMM.com) is a leader in developing and delivering innovative digital wireless communications products and services based on the Company’s CDMA digital technology. Headquartered in San Diego, Calif., QUALCOMM is included in the S&P 500 Index and is a 2003 FORTUNE 500® company traded on The Nasdaq Stock Market® under the ticker symbol QCOM.

Except for the historical information contained herein, this news release contains forward-looking statements that are subject to risks and uncertainties, including the Company’s ability to successfully design and have manufactured digital cinema products in a timely and profitable basis, the extent and speed to which digital cinema technology is deployed change in economic conditions of the various markets the Company serves, as well as the other risks detailed from time to time in the Company’s SEC reports, including the report on Form 10-K for the year ended September 30, 2002, and most recent form 10-Q.

Qualcomm is a registered trademark of Qualcomm Incorporated. ABSolute is a trademark of QUALCOMM Incorporated. All other trademarks are property of their respective owners.

Press release

Thomson and Panasonic sign accord on DVD-RAM playback and SmartRight ™ content protection

Paris, Osaka (August 28, 2003) – Thomson (Euronext Paris: 18453; NYSE: TMS) and Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), hereinafter referred to as “Panasonic”, today announced plans to strengthen their strategic relationship with the signing of an agreement about optical disc playback (DVD-RAM format) and content protection (SmartRight™). Beginning in 2004, Thomson will add DVD-RAM format playback capability to its future DVD players and Panasonic will work with Thomson on content protection systems, including the SmartRightTM content protection system for digital home networks. Charles Dehelly, Chief Executive Officer of Thomson and Fumio Ohtsubo, President of Panasonic AVC Networks Company and Senior Managing Director of Matsushita Electric Industrial Co., Ltd have signed a Memorandum of Understanding that details the new accord.

Thomson DVD-RAM compatible players will begin to reach European and North American markets early in 2004, with the first DVD-RAM-compatible players to be previewed at the IFA Fair in Berlin (August 29th – September 3rd). Thomson and Panasonic have agreed to cooperate so that Thomson can further support the DVD-RAM format. Additionally, Thomson will work on developing optical components through its Storage and Digital Modules (SDM) activity to be available onto the market as early as 2004.

Regarding content protection, Thomson and Panasonic will also work together on content protection including SmartRight™, a smart card-based digital home network content protection system that is being proposed to various standardization bodies, such as Digital Video Broadcasting group (DVB) in Europe.

This agreement will benefit both consumers, by bringing to the market advanced optical technologies, and the content industry, by developing new content protection technologies that can be utilized to keep content safe on the personal home network.

“Thomson and Panasonic are two of the world’s largest electronics firms, serving both consumers and the content industry. Our decision to offer DVD players with DVD-RAM playback capability will enhance the playback capability of DVD-RAM players and will simplify the customers’ choice. Our agreement on development of content protection technologies is important. Thomson welcomes Panasonic’s decision to support the SmartRight™ system promoted by Thomson. Both companies will now work together to support this digital network protection system” said Charles Dehelly, Chief Executive Officer of Thomson.

“Panasonic welcomes Thomson’s supporting the DVD-RAM format, that has the number one format share in the global DVD recorder market. We are pleased to work together to bring consumers the benefits of DVD-RAM technology. Since our company has been deeply involved in content protection activities, it makes sense for us to work with Thomson on SmartRight” said Panasonic’s Mr. Ohtsubo.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements based on current expectations and beliefs are subject to a number of factors and uncertainties that could cause actual results to differ from those implied by the forward-looking statements due, among other things, to changes in technological advancements (innovations) in the consumer electronics industry, business conditions, competitive markets and regulatory factors.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: http://www.thomson.net/

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of US$61.68 billion for the fiscal year ended March 31, 2003. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita website at www.panasonic.co.jp/global/top.html

About SmartRight™

Combined with Conditional Access (CA) and Digital Rights Management (DRM) systems to which it is complementary, SmartRight offers an end-to-end content protection solution, from content creation until consumption, enabling content owners and content distributors to create value-added business models, to the benefit of all players along the chain.

SmartRight™ protects the legitimate concerns of content owners against unauthorized digital content access and redistribution, while maintaining private use practices for consumers, which are essential to both the CE and the Content Production industries for ensuring continued exciting viewing experience for our end-consumers.

SmartRight™ can coexist and work with all other current content protection systems. SmartRightTM is based on the use of removable security modules, such as smart cards, which provide a cost-effective renewable solution to protect content against hacking.

About the DVD-RAM Format

DVD-RAM is a recordable DVD format authorized by the DVD Forum. The format can handle digital data for multiple applications, including video, still picture images, PC data and more. Its advantages over other recordable optical disc formats, including 100,000-time overwrite capability, high-speed read/write and fast random access, meet the needs of users for both home video recording and PC applications, DVD-RAM is the only recordable DVD format that enables the PVR-like “Time Slip” function. It also offers easy editing and seamless playback and permits the storing of Video and PC data together on the same disc.

Press release

Thomson And News Corporation To Develop Global

Strategic Supplier Relationship

Paris and New York, September 13, 2003 – Thomson (Euronext Paris: 18453; NYSE: TMS), a worldwide leader in video technologies, products and services, and News Corporation (NYSE: NWS, NWS.A), one of the world’s largest media companies, today announced they would seek to expand their business relationship through the development of a non-exclusive preferred supplier relationship in areas where Thomson has world-leading technology and service offerings.

Through a letter agreement signed by Rupert Murdoch, Chairman and Chief Executive of News Corporation, and Charles Dehelly, Chief Executive Officer of Thomson, the companies have agreed to work together to develop products and services to meet News Corp.’s needs, identify areas of immediate opportunity or priority development, exchange information on relevant technologies and consumer trends, and detect new opportunities. The companies will focus on areas where Thomson’s technologies, products and services meet the business needs of News Corp., including broadband access products, pre-recorded home entertainment, motion picture film processing, post production services, broadcast and network equipment and systems, and licensing agent services.

“This is an exciting development in our relationship with News Corp which has the potential to become one of our largest customers within the next few years” said Charles Dehelly, Chief Executive Officer of Thomson.” He added, “This agreement is a perfect illustration of our mission, which is to provide content owners, such as News Corp., with an integrated global service and technology offering to support content creation, through management and distribution, to in-home delivery.”

Thomson and News Corp. have an existing business relationship through Sky Italia, BSkyB and Twentieth Century Fox International that both companies believe can be expanded to be mutually beneficial. In the framework of this agreement, the two groups announced today the sale of Thomson’s MediaHighway business to News Corp. subsidiary NDS.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: www.thomson.net

About News Corp

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of June 30, 2003 of approximately US$45 billion and total annual revenues of approximately US$17 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

NDS ACQUIRES THOMSON’S MEDIAHIGHWAY AND ENTERS INTO STRATEGIC ALLIANCE WITH THOMSON ON PROVISION OF MIDDLEWARE

Highlights:

•	NDS and Thomson enter into a strategic alliance to provide advanced middleware solutions to digital TV operators.

•	The development of the MEDIAHIGHWAY business in combination with the NDS Core™ middleware will result in a world-class middleware product family. The combined active number of set-top boxes reaches 13 millions.

•	MEDIAHIGHWAY will enhance NDS’s capabilities to offer end-to-end solutions to its existing and potential customers, providing the first fully featured and MHP-compliant middleware product family

•	Thomson will take the lead as the system integrator with certain customer categories.

London, UK and Paris, France – September 13, 2003 – NDS Group plc, a News Corporation company and a leading provider of technology solutions for digital pay-TV, and Thomson, a leader in technologies, products and services for the video chain, today agreed to a series of strategic initiatives. In particular, NDS will acquire the MEDIAHIGHWAY middleware business from Thomson and has licensed certain related patents from Thomson for a total consideration of 60 million euros in cash. The transaction is subject to regulatory and related approvals and is expected to close by the end of 2003. NDS will fund the acquisition from its existing cash reserves.

NDS and Thomson have entered into a strategic alliance to provide integrated solutions to digital TV operators and other network providers particularly in the field of middleware. The strategic alliance will seek to exploit the capabilities of NDS’s software product solutions on Thomson’s product portfolio, including set-top boxes, modems and head-end broadcast equipment. The companies will address the needs of existing customers as well as potential new customers in the US cable and broadband IP markets, and in other types of networks such as wireless and telephony.

NDS has acquired the entire MEDIAHIGHWAY activity, apart from the intellectual property patent portfolio, and employees that relate to the development and provision of the MEDIAHIGHWAY middleware product line will join NDS France. Thomson retains ownership of the related patent portfolio. NDS, with Thomson’s assistance, will ensure on-going services and support for the existing customer base of MEDIAHIGHWAY as well as further enhance the integrated product line to best address their future requirements.

The acquisition also adds to NDS’s strength as a primary systems integrator to broadcasters, to whom it supplies turnkey solutions including conditional access security technology and broadcasting control systems. Augmenting its product lines with a complete portfolio of middleware products will enhance NDS’s position to offer seamlessly integrated end-to-end solutions to its customers.

The partnership with NDS completes Thomson’s ambitions with regard to the business acquired with Canal+ Technologies. As well as driving the development of MEDIAHIGHWAY middleware, the partnership furthers Thomson’s aims as a service provider to the digital broadcasting industry and to other providers of video content through networks. Thomson maintains ownership of key systems integration and technology skills, and intellectual property.

“NDS has experienced increased demand for its middleware solutions. The MEDIAHIGHWAY business and particularly the skills and expertise of the MEDIAHIGHWAY development team perfectly complement our existing product lines. The combination of the two businesses will further enhance our ability to offer an integrated service and new applications to all of our broadcasting customers around the world. In particular, we are committed to continue and serve the current MEDIAHIGHWAY customer base and work with their conditional access providers to offer the highest level of service and support to help them succeed,” said Dr Abe Peled, President and CEO of NDS.

Announcement

He added: “Our recently announced acquisition of interactive TV technology assets from IDP in France further strengthens our competitive offering in this area. Our new 300-strong R&D center for middleware and interactive TV applications in Paris joins our major R&D centers in Israel and the U.K. and further strengthens our commitment to technological innovation and R&D excellence. We are now well-positioned, as one of the worldwide leaders in the global middleware and interactive TV application business.”

“Thomson has substantially enhanced the MEDIAHIGHWAY business in the course of the last year and notably through the DIRECTV agreement signed in June. MEDIAHIGHWAY’s customer base will benefit from continued investment, by both NDS and Thomson, in the system going forward. This agreement, which reinforces our digital broadcasting technology and capabilities, fully supports our ambition to strengthen our market positions with the media industry,” said Jean-Charles Hourcade, Chief Technology Officer of Thomson.

About NDS

NDS Group plc (NASDAQ/NASDAQ Europe:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: http://www.thomson.net/

About MEDIAHIGHWAY

The MEDIAHIGHWAY product line offers the broadest range of middleware solutions, which enable set-top boxes to interpret and execute interactive applications, broadcast server software to transmit applications and data over all broadcast platforms, and facilitate the quick and efficient development of interactive applications due to its integrated application development environment and tools.

Current MEDIAHIGHWAY customers include the Canal+ Group and NC Numericable in France, SkyItalia in Italy, CYFRA+ in Poland, Canal+ in Benelux, Canal Digital in Scandinavia, Sogecable in Spain, Measat in Malaysia, Orbit in the Middle East and DIRECTV in the US. MEDIAHIGHWAY is currently deployed in around 10 million digital set-top boxes around the world.

Cautionary Statement Concerning Forward-Looking Statements

The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS or Thomson, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS or Thomson and their commercial partners to develop systems and solutions which meet the needs of the their customers in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS’ and/or Thomson’s filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : September 29th, 2003	THOMSON S.A.

	By:	/s/ JULIAN WALDRON
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer